Exhibit 99.(a)26 - LT Today NewsFlash

LUCENT TECHNOLOGIES TODAY NEWSFLASH
Monday, May 6, 2002

          In This Issue:

          * LUCENT FILES SUPPLEMENT STOCK OPTION EXCHANGE OFFER

On late Friday, May 3, 2002, Lucent filed a supplement to its Offer to Exchange stock options. This supplement does not change the terms or conditions of the Offer -- including the offer period, eligible stock option grants or exchange ratio -- it simply gives further clarification to the language in a few sections of the Offer.

As is common with filings of this type, even minor modifications need to be filed as an amendment. Therefore, the supplement will contain only the clarifications that we’ve made to the Offer. For the full context of these changes, please read the original Offer document in conjunction with the supplement. You can access both documents at the Exchange Center web site at the address provided below.

ABOUT THE OFFER

As announced on April 22, Lucent’s Board of Directors has approved an offer that will enable eligible employees to exchange certain outstanding stock option grants with a strike price well above today’s market price for the opportunity to receive an option for a smaller number of shares at a market-based grant price expected to be established in November.

The offer period -- the time in which eligible employees in most countries have to exchange their options -- began on April 22, 2002 and is expected to expire on May 22, 2002, at 11:59 p.m. Eastern Time.

HOW TO ACCESS THE STOCK OPTION EXCHANGE OFFER AND SUPPLEMENT

Eligible employees can access the full text of the Offer to Exchange and the supplement online at [web site link].

Employees who do not have access to a company-supplied computer or do not have a valid lucent.com e-mail address will receive a paper copy of the supplement. U.S. employees will receive their copies at their home addresses. Employees outside the United States will receive copies at their workplace or home address of record.

[EDITOR’S NOTE: This article is NOT a summary of the offer and is NOT the Offer to Exchange. Lucent urges you to carefully read the full text of the Offer to Exchange and related documents before you decide to participate in the offer. In all instances, the Offer to Exchange will control and govern the eligibility and administration of the Offer.]

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